Exhibit 23.1

Board of Directors and Shareholders of
Solowin Holdings

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in Amendment No. 3 to the Registration Statement on Form F-1 of Solowin Holdings and its subsidiaries (collectively the “Company”) of our report dated July 26, 2024, relating to the audit of the consolidated balance sheets of the Company as of March 31, 2024 and 2023, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2024, which appears in this Annual Report on Form 20-F of the Company for the year ended March 31, 2024.

WWC, P.C.
San Mateo, California	Certified Public Accountants
April 16, 2025	PCAOB ID No.1171